ARTICLES OF EXCHANGE

                                      OF

                              OTS HOLDING, INC.

                    (Now known as THIN FILM BATTERY, INC.)


    Pursuant to the provisions of Colorado Corporation Law, the following Articles of Exchange are hereby submitted by OTS Holding, Inc., now known as Thin Film Battery Inc. (the "Corporation").

    1. On the 7th day of April, 2000, the Corporation entered into an Acquisition Agreement and Plan of Reorganization ("Acquisition Agreement") for an exchange of shares whereby the Corporation acquired all the issued and outstanding shares of capital stock of Thin Film Battery Inc., a Nevada corporation, in exchange for 15,340,002 shares of the Corporation's authorized but previously unissued Common Stock. The shares of the Corporation's Common Stock issued pursuant to the Acquisition Agreement represent effective control of the Corporation. Also, pursuant to the terms of the Acquisition Agreement, the Corporation changed its corporate name to Thin Film Battery Inc.

    2. This exchange was made pursuant to Section 7-111-107 Colorado Corporation Act. The exchange complied with Colorado and Nevada laws.

    In witness whereof, we have on the 7th day of April, 2000 executed these Articles of Exchange of OTS Holdings, Inc.

                              OTS HOLDINGS, INC.

                              /s/ Mark L. Meriwether
                              Mark Meriwether
                              President